

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-mail
Raymond Gerrity
Chief Executive Officer
The Teardroppers, Inc.
3500 75th Street West, Suite SWS
Rosamond, CA 93560

> **Re: The Teardroppers, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 7, 2015**
> **File No. 333-197889**

Dear Mr. Gerrity:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are now registering for resale a total of 5,133,333 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and some of the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise your offering to include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing, not merely that they may be deemed underwriters. If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Note 10- Restated Financial Statements, page F-9
Note 9 – Restated Financial Statements, page F-21

2.   We reissue prior comment 5. Please revise Note 9 on page F-21 to include your Statements of Stockholders' Equity and Statements of Cash Flows, with separate columns for the amounts originally reported, restated, and the difference. Additionally, please revise Note 10 on page F-9 to include a Statement of Cash Flows with the same columns.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Celeste M. Murphy for

        Larry Spirgel
        Assistant Director

cc: Via E-mail
       Stanley Moskowitz, Esq.